

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

<u>Via E-mail</u>
Brenda Galgano
Chief Financial Officer
Vitamin Shoppe, Inc.
2101 91st Street
North Bergen, New Jersey 07047

   Re: Vitamin Shoppe, Inc.
     Form 10-K for the fiscal year ended December 31, 2011
     Filed February 28, 2012

Dear Ms. Galgano:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lilyanna L. Peyser for

        Mara L. Ransom
        Assistant Director